UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

January 5, 2016

SUPPLEMENTAL INFORMATION REGARDING

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, FEBRUARY 3, 2016

To the Shareholders:

As previously announced, Amdocs Limited (“we” or the “Company”) will be holding its annual general meeting of shareholders at 3:30 p.m., local time, on Wednesday, February 3, 2016, at the offices of Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York. At the annual general meeting, among other things, shareholders of the Company will be asked to approve the election of 11 individuals, each of whom are incumbent directors, to serve as directors of Amdocs Limited until the next annual general meeting of shareholders. We are providing you with the following additional information in order to further assist you in deciding how to vote your shares with respect to the election of directors.

One of the 11 nominees, Dr. Clayton Christensen, was initially elected to the Company’s board of directors at last year’s annual general meeting for an initial term commencing in April 2015, and he therefore served as a director for only a portion of the fiscal year ended September 30, 2015. During the period Dr. Christensen served as a director, the Company held three board meetings, of which Dr. Christensen attended two, resulting in an attendance rate of 67%. Dr. Christensen’s single absence was due to a commitment that preceded his election as a director. Dr. Christensen does not presently serve on any board committees.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE

“FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE COMPANY’S PROXY

STATEMENT DATED DECEMBER 16, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 5, 2016